

INVEST IN **VERTIKKA**

Revolutionizing the $3T Housing Market with Advanced Manufacturing & Prefabricated Modular Homes

vertikkahome.com   Charlotte, NC

Highlights

1 Secured 200 Modular Home contract in Berger, Texas to meet the city's urgent housing needs.

2 $650B Market Focus: Targeting the high-demand, eco-friendly housing segment within a $3T industry

3   Bringing patented, Passive House-certified, manufactured homes to the US market

4   Building ZERO-Energy homes that cut costs and consumption to zero while ensuring unmatched quality

5   EDP-Certified production process with 99% of housing construction completed in the factory

6   80+ energy-efficient homes built with Biobuilds, a separate entity leveraging the same patent

7   Experienced leadership with extensive backgrounds in product manufacturing and housing technology

8   Creating over 100 jobs and boosting economic growth through sustainable housing construction

Featured Investor



Alan Beasley
Syndicate Lead

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Invested $20,000 ⓘ

"I've spent years in the construction industry, focusing on finishes, remodeling, and smart home technology. When I learned about Vertikka's vision to revolutionize housing with sustainable, modular homes, I saw a clear alignment with the future of construction. Their innovative approach to affordable, eco-friendly housing combined with smart technology makes them a game-changer. That's why I decided to invest—I believe Vertikka is setting a new standard for the housing market and I'm excited and look forward to being a part of their journey. Best regards,"

Our Team



Emanuel Ashtor Founder and CEO

From hospitality business, entertainment industry, IT, his entrepreneurial path has been broad. But there is one thing Ashtor is best at, catalyzing partnerships. His recent interest has set him on the track to bring the best in construction together.



Alin Muste Innovation Strategist & Board Director

After decades of success with Asuc, Arox and Codgas in manufacturing for the oil industry, Alin shifted his goals wanting a sustainable future for all. Now, with 12 years of passive house manufacturing, he is well on the path to his ambitious pursuit.



Melchiade Bukuru Government Relations & Board Director

Former Chief of UNCCD, led UN's adoption &global ratification, integrating the Global Environment Facility into sustainable land management. He championed UNCCD at The World Summit, advancing it as a key tool to eradicate poverty and achieve global goals.



Janes Friedrichs Supply Chain & Logistics Management

Mr Friedrichs leads logistics with unmatched expertise from BLG Industrielogistik GmbH & Co. KG, Germany. He led Lean Six Sigma DMAIC projects, boosting quality KPIs by 25%. His exceptional process optimization and innovation drive Vertikka's rapid growth



Jamison Howard Regulatory Compliance

Jamison excels as Assistant General Counsel at Sheppard Mullin Richter & Hampton LLP, and formerly led conflict management at Kirkland & Ellis. His expertise spans international tax consulting at J.P. Morgan and a prestigious externship with Justice Anne



Morgan Reed Growth Strategist & B2B Client Advisor

Morgan Reed has been top 1% real estate agent for four years and owner of VIP Group Real Estate in Atlanta. He excels in driving market dominance with strategic housing expertise, consistently delivering exceptional results and maximizing client's needs.

Invest in the future of sustainable housing today



1021 sqft Modular Home designs

The U.S. housing market faces a historic shortage, requiring an estimated 1.7 million new homes built every year until 2030 to meet the housing demand.

The U.S. faces a housing shortage and affordability crisis.






Housing supply in
U.S. metro areas
Shortage
Surplus

Data by The New York Times 2022

This limited supply along with rising construction costs has led to intense competition among buyers, making it increasingly difficult for many Americans to afford a home.

Traditional construction methods are becoming more expensive and time-consuming, worsening the affordability crisis. Additionally, the construction industry significantly harms the environment, creating an urgent need for sustainable building practices.

Vertikka is revolutionizing the the construction industry through sustainable and affordable housing


THE SOLUTION
99%
1%
99% of the Construction is Done Off-site in a Controlled Environment.
1% of the assembly is Done On-site with Zero Waste

Vertikka's solution is a prefab modular innovation that reduces costs, shortens construction timelines, and delivers sustainable, energy-efficient homes at a fraction of traditional prices.

Our modular homes offer energy efficiency, sustainability, and customization, delivering high-quality living at an affordable price. This initiative addresses the housing crisis, promotes economic growth, and supports environmental sustainability.

Vertikka's technology is versatile, benefiting various sectors, including the construction industry, real estate developers, and government infrastructure projects.



90%
Reduction in energy consumption with Passive Certification

NET-ZERO
Achieved with Passive House Standard and solar kit

10x
More efficient than the average home (15kWh vs. 150kWh)

SAFE
Radon & VOC levels for absolute healthines

340T
CO2 saved over the lifetime compared to the average building

Our modular system addresses housing challenges by delivering homes that are faster to build, more affordable, and environmentally friendly.

99% of the construction is done off-site in a controlled environment to ensure precision, quality, and speed.

This method allows us to cut delivery times from months to just days while minimizing material waste and reducing on-site accidents.



EU Modular Manufacturing Facility

Our Modular Manufacturing Facility will feature a robotic production line capable of delivering up to 1,600-square-foot passive-certified home every 10 hours operated by just 18 technicians.

This cutting-edge approach ensures precision in production, quality in product, and the ability to meet high demand quickly.



Each modular home includes high-end finishes, such as acoustic wood ceilings, parquet flooring, complete bathrooms, ready-to-furnish kitchens, smart home technology, and advanced security features.

These homes are designed for zero energy costs and are ready for move-in within days.



20T
CO2 stored in the Modular's organic materials

98.0%
Allergens and dust filtered out

20%
Better sleep quality with MRHV filtration

99.8%
Organic, GRADE I materials when using wood fiber

Proven Success : The prefab solution has undergone extensive testing and validation in the European housing market with our strategic Partner BIOBUILDS, where over 80 homes have been successfully built, meeting and often exceeding the highest construction standards.

This proven track record demonstrates our innovation's reliability, efficiency, and high performance across diverse environments.

THE MARKET POTENTIAL



$3T
TOTAL ADDRESSABLE MARKET
Reflecting the overall value of homes sold annually.
$650B+
SERVICE ADDRESSABLE MARKET
Particularly homes between 516 - 1600 sq.ft.
$100B+
SERVICE OBTAINABLE MARKET
This includes homes within short distance delivery from our manufacturing facility.

Vertikka's Housing Market Potential is Massive

The U.S. housing market is valued at approximately $3 trillion, reflecting the overall value of homes built and sold each year.

Vertikka is well-positioned to capture a significant share of this market by focusing on the growing demand for eco-friendly Dwelling Units (ADUs) and single-family homes between 258 and 1,600 square feet—a segment valued at over $650 billion.

Our immediate market, within a short delivery distance from our manufacturing facility, is valued at over $100 billion.

Robotic Manufacturing Innovation
Our Robotic Production Line and Just 18 Technicians can Deliver Up to 1,600-Square-Foot Passive Houses Every 10 Hours.



Vertikka Home has strategically selected U.S. sites for its manufacturing facilities to optimize logistics, reduce transportation costs, and minimize environmental impact. These locations enable us to efficiently serve the entire country.

Our advanced technology and lean manufacturing processes support rapid, scalable production of modular homes, meeting high housing demand while upholding our commitment to sustainability.

Strategic partnerships allow us to maintain competitive pricing and strong margins, with a scalable business model designed to expand production capacity as demand for affordable, sustainable homes grows nationwide.



COMPETITIVE ADVANTAGE

O-BOX STRUCTURE
Intellectual property secured through patent filings in the U.S. and worldwide

Vertikka holds a significant competitive edge due to its patented modular technology and passive house-certified construction system.

Our advanced manufacturing techniques and sustainable building practices position us at the forefront of the passive-certified modular housing market.

The founding team's extensive expertise and innovative patents further solidify our market leadership, offering a unique value proposition that combines efficiency, affordability, and environmental responsibility.



258 ft^2

BASE STUDIO UNIT

The base studio unit serves as the standalone option for ADUs, tiny homes or tourism projects.

516 ft^2

BASE ONE BED UNIT

The base one bed unit serves as a standalone option or an easily expandable home.

1032ft^2

EXPANSION MODULAR

Using the one bed unit as the base a we can expand the Modular to more than *1032* + sq.ft. home.

Production Models

Our goal is to produce over 250 units in the the first year of full production, with an

estimated future revenue of $50 million.

Our Modular unit prices will range from $60,000 for Studio Unit to $300,000 for the 3-4 Bedroom Unit, depending on the model, size, and features.



Traditional
Traditional 1,500 sqft homes emit nearly 181 metric tons of CO2 over 50 years
MODULAR
Our Modular homes produce zero emissions, offering a sustainable solution for the future.

We will launch in key U.S. markets with high housing demand and gradually expand to regions with immediate needs for sustainable, affordable housing. Our marketing strategy will target both B2B and B2C channels, catering to developers for bulk purchases and individual customers for single-building purchases.

Collaboration with local governments and housing authorities is crucial to our strategy, helping us secure project approvals and ensure successful implementation of our housing solutions.

INVESTMENT OPPORTUNITY

IKKA

We are raising funds through a series of rounds to build U.S. high-efficiency homes

We are raising funds through a series of rounds to build U.S. high-efficiency homes.

Our investment plan is structured in three phases,

ONE: Raise funding to establish a manufacturing facility
This facility will initially produce ADUs (Accessory Dwelling Units) and single-family homes.
TWO: Expand production operations to other housing markets for rental properties and tourism.
THREE: Scale up to full production capacity, and start the development of multifamily units

Investing in Vertikka means supporting the future of sustainable construction.

As an industry leader, Vertikka is positioned for strong returns, driven by market demand and our unique competitive edge. Our mass-scalable factories enable global expansion, making Vertikka a powerful investment in a sustainable and profitable future.

Investors are drawn to the significant growth potential as Vertikka advances toward its mission to create an affordable, beautifully designed, and energy efficient homes.

Our innovative approach to **passive house certified modular housing**, combined with cutting-edge production processes, positions Vertikka as a compelling and competitive investment opportunity.



USE OF INVESTMENTS

Capital Raise Net Proceeds for Vertikka on Wefunder

	Maximum Raise	Minimum Raise
Total Capital Raise	$ 5,000,000	$ 1,250,000

Platform Fee	$ 400,000 (8%)	$ 100,000 (8%)
Other Transaction Fees	$ 100,000 (2%)	$ 25,000 (2%)
Capital Raise Net Proceeds	$ 4,500,000	$ 1,125,000

Vertikka's Use of Investments	Maximum Raise	Minimum Raise
Factory Acquisition and Setup	$ 2,700,000 (60%)	$ 900,000 (80%)
Product Development and R&D	$ 1,350,000 (30%)	$ 112,500 (10%)
Working Capital	$ 450,000 (10%)	$ 112,500 (10%)
Total Uses	$ 4,500,000	$ 1,125,000

The maximum and minimum raise amounts may be different from what is presented on our WeFunder campaign page. Vertikka may also combine the Reg CF raise on WeFunder with non-Reg CF raises to reach the above targets.


SHAPE THE FUTURE WITH US
IKKA

Our homes will help reduce socioeconomic disparities caused by the housing crisis, offering stable and comfortable living environments that enhance quality of life and community well-being.

Join us in creating a legacy of innovation, prosperity, and lasting impact. Together, we can revolutionize the housing market and build a better future for everyone.